Exhibit 3.04
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
     Electric City Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,
     DOES HEREBY CERTIFY:
     FIRST: that the Board of Directors of said corporation, by action thereof at a meeting of the Board of Directors duly called and held, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:
     BE IT RESOLVED, that the first sentence of Article 4 of the Certificate of Incorporation of the Corporation be amended and restated in its entirety as follows:
“The total number of shares of stock which the Corporation shall have authority to issue is 205,000,000, consisting of 200,000,000 shares of Common Stock, with a par value of $.0001 per share, and 5,000,000 shares of Preferred Stock, with a par value of $.01 per share (hereinafter, the “Capital Stock”).”
     SECOND: that the foregoing proposed amendment was submitted to the stockholders of the Corporation at the annual meeting of stockholders held on May 4, 2005 and at such meeting a majority of the outstanding stock of each class entitled to vote thereon as a class was voted in favor of the said amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, said Electric City Corp. has cause this Certificate to be signed by Jeffrey R. Mistarz, its Assistant Secretary, this 4th day of May, 2005.

ELECTRIC CITY CORP.
By:	/s/ Jeffrey Mistarz
Jeffrey R. Mistarz, Assistant Secretary